UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

INTERSECTIONS INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

460981301
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 460981301	Page 2 of 7

1.	NAME OF REPORTING PERSON
Michael R. Stanfield

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
1,238,090

		6.	SHARED VOTING POWER
0

		7.	SOLE DISPOSITIVE POWER
1,238,090

		8.	SHARED DISPOSITIVE POWER
0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,238,090

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.7%

12.	TYPE OF REPORTING PERSON
IN

CUSIP No. 460981301	Page 3 of 7

Item 1(a).	Name of Issuer:
Intersections Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
3901 Stonecroft Boulevard, Chantilly, VA 20151

Item 2(a).	Name of Person Filing:
Michael R. Stanfield

Item 2(b).	Address of Principal Business Office or if none, residence:
3901 Stonecroft Boulevard, Chantilly, VA 20151

Item 2(c).	Citizenship:
United States

Item 2(d).	Title of Class of Securities:
Common stock

Item 2(e).	CUSIP Number:
460981301

CUSIP No. 460981301	Page 4 of 7

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___

Not applicable.

CUSIP No. 460981301	Page 5 of 7

Item 4.	Ownership:

(a) Amount beneficially owned: 1,238,090 shares of common stock(1)

(b) Percent of Class: 6.7%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 1,238,090 (1)

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 1,238,090(1)

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or control person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

(1)
Consists, as of February 6, 2014, of (a) 66,352 shares held directly by Mr. Stanfield, (b) 706,025 shares held by Stanfield Family Investments LLC (“SFI LLC”), a Virginia limited liability company, of which Mr. Stanfield is the Managing Member and (c) 383,213 shares which Mr. Stanfield has, or will within 60 days of February 6, 2014 have, the right to acquire upon the exercise of stock options, vesting of RSUs or otherwise.  Mr. Stanfield and his wife own a 55% interest in SFI LLC, and trusts for the benefit of their children own the remaining 45% interest.  Mr. Stanfield disclaims beneficial ownership of the shares of common stock held by SFI LLC except to the extent of his pecuniary interest therein.  In addition, Mr. Stanfield’s spouse owns 82,500 shares of common stock of which he disclaims beneficial ownership.

CUSIP No. 460981301	Page 6 of 7

Item 10.	Certifications:

Not applicable.

CUSIP No. 460981301	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2014	By:	/s/ Jordan Rosenbaum
Jordan Rosenbaum as Attorney-in-Fact for
Michael R. Stanfield (2)

(2)
Executed by Jordan Rosenbaum as Attorney-in-Fact for Michael R. Stanfield. The Power of Attorney for Mr. Stanfield is attached as Exhibit A to the Statement on Schedule 13G with respect to the common stock of Intersections Inc., filed on May 15, 2013, and is incorporated herein by reference.